June 11, 2013

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Re:	Request for Acceleration of Effectiveness

Chesapeake Oilfield Operating, L.L.C.

Chesapeake Oilfield Finance, Inc.

Registration Statement on Form S-4

Initially filed April 5, 2013

File No. 333-187766

Ladies and Gentlemen:

The undersigned, Chesapeake Oilfield Operating, L.L.C. and Chesapeake Oilfield Finance, Inc. (together, the “Companies”), pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, hereby request that the effective date of the above-referenced Registration Statement on Form S-4, as amended, be accelerated to 4:00 p.m., Eastern Daylight Time, on Thursday, June 13, 2013, or as soon thereafter as is practicable.

The Companies hereby acknowledge that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Companies from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Companies may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Chesapeake Oilfield Operating, L.L.C. Chesapeake Oilfield Finance, Inc.

By:	/s/ Jerry L. Winchester
Jerry L. Winchester